Exhibit 99.1

Ministry of Energy Office of the Minister 4th Floor, Hearst Block 900 Bay Street Toronto ON M7A 2E1 Tel.: 416-327-6758 Fax: 416-327-6754	Ministère de I’Énergie Bureau du ministre 4[e] étage, édifice Hearst 900, rue Bay Toronto ON M7A 2E1 Tél.: 416 327-6758 Téléc. :416 327-6754

MC-2013-2347A

Mr. Carmine Marcello

President and CEO

Hydro One Inc.

483 Bay Street

North Tower, 15th Floor

Toronto ON M5G 2P5

Dear Mr. Marcello:

I am writing to advise you that I am exercising my powers as the Sole Shareholder of Hydro One Inc. to require that all new procurements by Hydro One Inc. for work currently being done by Inergi LP under its existing outsourcing agreement with Hydro One Inc. include a requirement that the work be performed in Ontario by persons employed and residing in Ontario.

Thank you for your prompt attention to this matter.

Sincerely,

Bob Chiarelli
Minister

HYDRO ONE INC.

RESOLUTION OF THE SOLE SHAREHOLDER (“RESOLUTION”)

EXERCISING THE RESTRICTED POWERS OF THE DIRECTORS UNDER A

UNANIMOUS SHAREHOLDER AGREEMENT

REGARDING OUTSOURCING OF SERVICES COVERED BY

THE INERGI MASTER SERVICES AGREEMENT

BACKGROUND:

A. Her Majesty the Queen in right of the Province of Ontario, as represented by the Minister of Energy (the “Shareholder”) is the sole shareholder of Hydro One Inc. (the “Corporation”).

B. The Corporation entered into an Inergi Master Services Agreement with Inergi LP dated December 28, 2001, as extended as of May 1, 2010 (the “Outsourcing Agreement”).

C. Under the Outsourcing Agreement, Inergi LP agreed to perform a range of services for the Corporation, as more particularly set out in or contemplated under the Outsourcing Agreement (the “Outsourced Services”).

D. By way of a declaration made as of September 24, 2008 pursuant to section 108 of the Business Corporations Act (Ontario) (the “OBCA”), the Shareholder declared that, as of that date, the powers of the directors of the Corporation:

(a)	to make any and all decisions in respect of the offshoring of jobs under, or in relation to any provision of, the Outsourcing Agreement, as well as any ancillary or related agreements, including any and all decision-making power with respect to any provision in the Outsourcing Agreement, including any ancillary or related agreement, that could result in or has resulted in the offshoring of jobs; and

(b)	to determine any and all matters in respect of or elements in relation to reimbursement or compensation to Inergi regarding steps taken or work done or expenditures incurred by it to date with respect to the offshoring of jobs under the Outsourcing Agreement, including any and all ancillary or related agreements;

were thereby removed from the directors and resided solely with the Shareholder.

E. The Corporation is contemplating undertaking one or more procurements for the provision of the Outsourced Services once the Outsourcing Agreement expires (the “New Procurements”).

F. Pursuant to section 108 of the OBCA, the Shareholder made a declaration as of the date of this Resolution (the “Declaration”) that restricted the discretion and powers of the directors of the Corporation (the “Directors”) to manage or supervise the management of the business and affairs of the Corporation, as they pertain to whether or not the New Procurements should include a requirement (the “Ontario Requirement”) that all Outsourced Services be performed by persons who are:

(a)	employed in Ontario to perform those Outsourced Services, and

(b)	physically located in Ontario at the time they perform those Outsourced Services,

(the “Restricted Powers”).

G. The Declaration is deemed to be a unanimous shareholder agreement under subsection 108(3) of the OBCA (the “Unanimous Shareholder Agreement”).

NOW THEREFORE, exercising the Restricted Powers assumed from the Directors through the Unanimous Shareholder Agreement, the Shareholder makes the following resolution pursuant to section 129 of the OBCA:

1.	All New Procurements shall include the Ontario Requirement.

2.	For greater clarity, the resolution in paragraph 1 does not impose any specific requirements with respect to the implementation of that resolution. Accordingly, the resolution does not restrict the discretion and power of the Directors to determine the manner in which the resolution is implemented.

3.	This Resolution shall be governed by the laws of the Province of Ontario and the laws of Canada applicable in that Province.

IN WITNESS OF THE FOREGOING the Shareholder has duly executed this Resolution as of September 30, 2013 (the “Effective Date”).

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ONTARIO, AS REPRESENTED BY THE MINISTER OF ENERGY

By:
Bob Chiarelli Minister of Energy

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HYDRO ONE INC.

DECLARATION OF THE SOLE SHAREHOLDER (“DECLARATION”)

REGARDING OUTSOURCING OF SERVICES

COVERED BY THE INERGI MASTER SERVICES

AGREEMENT

BACKGROUND:

A. Her Majesty the Queen in right of the Province of Ontario, as represented by the Minister of Energy (the “Shareholder”) is the sole shareholder of Hydro One Inc. (the “Corporation”).

B. The Corporation entered into an Inergi Master Services Agreement with Inergi LP dated December 28, 2001, as extended as of May 1, 2010 (the “Outsourcing Agreement”).

C. Under the Outsourcing Agreement, Inergi LP agreed to perform a range of services for the Corporation, as more particularly set out in or contemplated under the Outsourcing Agreement (the “Outsourced Services”).

D. By way of a declaration made as of September 24, 2008 pursuant to section 108 of the Business Corporations Act (Ontario) (the “OBCA”), the Shareholder declared that, as of that date, the powers of the directors of the Corporation:

(a)	to make any and all decisions in respect of the offshoring of jobs under, or in relation to any provision of, the Outsourcing Agreement, as well as any ancillary or related agreements, including any and all decision-making power with respect to any provision in the Outsourcing Agreement, including any ancillary or related agreement, that could result in or has resulted in the offshoring of jobs; and

(b)	to determine any and all matters in respect of or elements in relation to reimbursement or compensation to Inergi regarding steps taken or work done or expenditures incurred by it to date with respect to the offshoring of jobs under the Outsourcing Agreement, including any and all ancillary or related agreements;

were thereby removed from the directors and resided solely with the Shareholder.

E. The Corporation is contemplating undertaking one or more procurements for the provision of the Outsourced Services once the Outsourcing Agreement expires (the “New Procurements”).

F. Pursuant to section 108 of the OBCA, the Shareholder wishes to:

(a)	restrict the discretion and powers of the directors of the Corporation (the “Directors”) to manage or supervise the management of the business and affairs of the Corporation, as they pertain to whether or not the New Procurements should include a requirement (the “Ontario Requirement”) that all Outsourced Services be performed by persons who are:

(i)	employed in Ontario to perform those Outsourced Services, and

(ii)	physically located in Ontario at the time they perform those Outsourced Services,

(the “Restricted Powers”); and

(b)	exercise the Restricted Powers in order to determine whether or not the Ontario Requirement is to be included as part of the New Procurements.

NOW THEREFORE the Shareholder makes the following declaration pursuant to section 108 of the OBCA, intending the same to be deemed to be a Unanimous Shareholder Agreement within the meaning of the OBCA:

1.	The Restricted Powers are hereby restricted and no longer reside with the Directors, and are hereby assumed by the Shareholder, from and after the Effective Date (as defined below), until this Declaration is amended or revoked.

2.	By assuming the Restricted Powers, the Shareholder assumes, pursuant to section 108 of the Act, all of the rights, powers, duties and liabilities of the Directors to manage or supervise the management of the business and affairs of the Corporation in respect of the exercise of the Restricted Powers, and pursuant to subsection 108(5) of the Act the Directors are relieved of their duties and liabilities to the same extent.

3.	For greater clarity, the restriction and assumption of the Restricted Powers as contemplated above does not restrict the rights, powers, duties and liabilities of the Directors to manage, or supervise the management of, the business and affairs of the Corporation relating to the actual implementation of any decisions made by the Shareholder in its exercise of the Restricted Powers.

4.	This Declaration shall be governed by the laws of the Province of Ontario and the laws of Canada applicable in that Province.

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IN WITNESS OF THE FOREGOING the Shareholder has duly executed this Declaration as of September 30, 2013 (the “Effective Date”).

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ONTARIO, AS REPRESENTED BY THE MINISTER OF ENERGY

By:
Bob Chiarelli Minister of Energy

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